EXHIBIT 12

RAYONIER INC. AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)
(Thousands of dollars)

	Nine Months Ended September 30,

	2002	2001

Earnings:
Income from continuing operations	$42,048	$49,621
Add:
Income taxes	16,716	22,404
Amortization of capitalized interest	1,946	1,933

	60,710	73,958

Adjustments to earnings for fixed charges:
Interest and other financial charges	44,598	52,883
Interest attributable to rentals	1,225	1,295

	45,823	54,178

Earnings as Adjusted	$106,533	$128,136

Total Fixed Charges Above	$45,823	$54,178

Ratio of Earnings as Adjusted to
Total Fixed Charges	2.32	2.37